UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

                        SCHEDULE 13D/A
           Under the Securities Exchange Act of 1934

                       (Amendment No 1)

                 WORLD HEALTH ALTERNATIVES INC
                       (Name of Issuer)

                         Common Stock
                (Title of Class of Securities)

                           98147T104
                        (CUSIP Number)

                        Olga Filippova
                  730 FIFTH AVENUE, 9TH FLOOR
                      NEW YORK, NY 10019
                         212-659-7790
  (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                        April 12, 2004
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ] Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).


CUSIP No 98147T104

  13D

1   Name of Reporting Person

    Barron Partners LP

    I.R.S. Identification No. of Above Person

    431981699
2   Check the Appropriate Box if a Member of a Group  (a)  [ ]
    (b)  [  x ]

3   SEC Use Only

4   Source of Funds

    WC
5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
      [    ]
6   Citizenship or Place of Organization

    Delaware
Number of    7    Sole Voting Power
Shares
Owned             4,716,640 shares beneficially owned in the
By Each           aggregate
Reporting
Person With
             8    Shared Voting Power

                   0
             9    Sole Dispositive Power

             4,716,640 shares beneficially owned in the aggregate

             10   Shared Dispositive Power

                  0
11   Aggregate Amount Beneficially Owned by Each Reporting
     Person

     4,716,640

12   Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares

     [      ]
13   Percent of Class Represented by Amount in Row (11)

     15.7%

14   Type of Reporting Person

     PN

Item 1.   Security and Issuer.

This Amendment No.1 to Schedule 13D (the "Statement") amends the Schedule 13D filed on December 24, 2003 (the "Original 13D") relates to shares of common stock, par value $0.0001 per share, (the "Common Stock") of World Health Alternatives Inc, Florida corporation (the "Company") having its principal executive offices at 300 Penn Center Boulevard, Suite 201, Pittsburgh, Pennsylvania 15235.


Item 2.   Identity and Background.

This Statement is filed by Barron Partners LP, a Delaware limited partnership (the "Reporting Person"), whose business address is 730 Fifth Avenue, 9th Floor, New York, NY 10019.
The Reporting Person is principally engaged in making investments.

The General Partner of the Reporting Person is Barron Capital
Advisors LLC, a Delaware Limited Liability Company, (the
"General Partner"). Andrew B. Worden is the managing member of the General Partner.

During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting
Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

Not applicable

Item 4.   Purpose of Transaction.

Not applicable

Item 5.   Interest in Securities of the Issuer.

     There is no change to report for Item 5 except for the

addition of the following:

     (c) On April 12, 2004 the Reporting Person acquired 1,200,000 shares of the Common Stock by exercising warrants at a price of $0.60 per share. The shares of the Common Stock underlying the warrants have been included previously in the number of shares of the Common Stock beneficially owned by the Reporting Person.

     On April 14, 2004 the Reporting person sold 1,750,000 shares of the Common Stock in two private transactions at a price of $1.47 per.

Item 6.   Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

     Not applicable.

Item 7.   Material to be Filed as Exhibits.

     Not applicable.
                          SIGNATURE1

          After reasonable inquiry and to the best of my

knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: April 15, 2004

/s/   ANDREW WORDEN
--------------------
 Signature

Andrew Worden, Managing Member of the General Partner of Barron
Partners LP